FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the period February 1, 2004 to May 31, 2004

                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                       GRANITE MORTGAGES 04-1 PLC


                                       By:    /s/  Clive Rakestrow
                                          ------------------------
                                       Name:  L.D.C. Securitisation Director
                                       No. 1 Limited by its authorized person
                                       Clive Rakestrow for and on its behalf
                                       Title:  Director
Date: July 8, 2004

                                       GRANITE FINANCE FUNDING
                                       LIMITED


                                       By:    /s/  Jonathan David Rigby
                                          -----------------------------
                                       Name:  Jonathan David Rigby
                                       Title:  Director
Date: July 8, 2004

                                       GRANITE FINANCE TRUSTEES
                                       LIMITED


                                       By:    /s/  Daniel Le Blancq
                                           ------------------------
                                       Name:  Daniel Le Blancq
                                       Title:  Director
Date: July 8, 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc
Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited
Period 1 February 2004 - 31 May 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans


------------------------------------------------------------------------ --------------------------------------
Number of Mortgage Loans in Pool                                                           246,272

Current Balance                                                                     (GBP)19,862,945,308

Last Months Closing Trust Assets                                                    (GBP)19,806,197,097

Funding share                                                                       (GBP)18,651,521,741

Funding Share Percentage                                                                   93.90%

Seller Share*                                                                       (GBP)1,211,423,567

Seller Share Percentage                                                                    6.10%

Minimum Seller Share (Amount)*                                                      (GBP)914,659,299

Minimum Seller Share (% of Total)                                                          4.60%

Excess Spread last quarter annualised (% of Total)                                         0.26%
------------------------------------------------------------------------ --------------------------------------

* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

--------------------- -------------------- -------------------------- ------------------------ --------------------------
                             Number             Principal (GBP)              Arrears (GBP)          By Principal (%)

< 1 Month                    242,575            19,579,277,969                    0                    98.57%

> = 1 < 3 Months              3,058              237,766,147                  2,029,804                 1.20%

> = 3 < 6 Months               496                35,949,117                   880,304                  0.18%

> = 6 < 9 Months               121                8,412,998                    375,190                  0.04%

> = 9 < 12 Months              18                 1,207,581                     76,246                  0.01%

> = 12 Months                   4                  331,496                      29,944                  0.00%

Total                        246,272            19,862,945,308                3,391,488                100.00%
--------------------- -------------------- -------------------------- ------------------------ --------------------------

Properties in Possession


---------------------------------------------------- -------------------- ------------------------ ----------------------------
                                                           Number             Principal (GBP)             Arrears (GBP)

Total (since inception)                                      169                 9,344,253                   450,853
---------------------------------------------------- -------------------- ------------------------ ----------------------------

---------------------------------------------------- -------------------- ------------------------ ----------------------------
Properties in Possession                                                                                       71

Number Brought Forward                                                                                         57

Repossessed (Current Month)                                                                                    14

Sold (since inception)                                                                                         98

Sold (current month)                                                                                           13

Sale Price / Last Loan Valuation                                                                              1.11

Average Time from Possession to Sale (days)                                                                    125

Average Arrears at Sale                                                                                    (GBP)2,350

Average Principal Loss (Since inception)*                                                                   (GBP)186

Average Principal Loss (current month)**                                                                    (GBP)142

MIG Claims Submitted                                                                                            8

MIG Claims Outstanding                                                                                          1

Average Time from Claim to Payment                                                                             59
---------------------------------------------------- -------------------- ------------------------ ----------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution


------------------------------------------------------------------------- ------------------------ ----------------------------

                                                                                  Number                  Principal (GBP)

Substituted this period                                                           10,603                 (GBP)999,998,805

Substituted to date (since 26 March 2001)                                         404,868               (GBP)32,424,779,771
-------------------------------------------------------------------------- ------------------------ ---------------------------

CPR Analysis

-------------------------------------------------------------------------- ----------------------- ----------------------------
                                                                                  Monthly                   Annualised

Current Month CPR Rate                                                             4.84%                      44.67%

Previous Month CPR Rate                                                            5.13%                      46.85%
-------------------------------------------------------------------------- ----------------------- ----------------------------


-------------------------------------------------------------------------- ----------------------- ----------------------------
Weighted Average Seasoning (by value) Months                                                                    23.46

Weighted Average Remaining Term (by value) Years                                                                20.20

Average Loan Size                                                                                            (GBP)80,655

Weighted Average LTV (by value)                                                                                75.47%

Weighted Average Indexed LTV (by value)                                                                        62.05%

Non Verified (by value)                                                                                        30.78%
-------------------------------------------------------------------------- ----------------------- ----------------------------

Product Breakdown

--------------------------------------------------------------------------------------------------- ---------------------------
Fixed Rate (by balance)                                                                                        49.43%

Together (by balance)                                                                                          25.83%

Capped (by balance)                                                                                             1.32%

Variable (by balance)                                                                                          20.54%

Tracker (by balance)                                                                                            2.88%

Total                                                                                                          100.0%
--------------------------------------------------------------------------------------------------- ---------------------------

Geographic Analysis


------------------------------------- ----------------- ------------------------ --------------------------- ---------------------

                                           Number              % of Total                 Value (GBP)              % of Total

East Anglia                                 5,129                2.08%                    419,108,146                 2.11%

East Midlands                              17,750                7.21%                   1,283,146,267                6.46%

Greater London                             29,137                11.83%                  3,899,096,164               19.63%

North                                      30,694                12.46%                  1,636,706,693                8.24%

North West                                 34,055                13.83%                  2,192,869,162               11.04%

Scotland                                   24,507                9.95%                   1,507,597,549                7.59%

South East                                 35,772                14.53%                  3,962,657,589               19.95%

South West                                 15,733                6.39%                   1,410,269,117                7.10%

Wales                                      10,514                4.27%                    659,449,784                 3.32%

West Midlands                              16,280                6.61%                   1,229,516,315                6.19%

Yorkshire                                  26,701                10.84%                  1,660,542,228                8.36%

Total                                      246,272                100%                   19,862,945,308               100%
------------------------------------- ----------------- ------------------------ --------------------------- ---------------------

LTV Levels Breakdown

------------------------------------- ----------------- ------------------------ --------------------------- ---------------------
                                                                 Number                   Value (GBP)              % of Total

0% < 25%                                                         8,048                    311,848,241                 1.57%

> = 25% < 50%                                                    28,178                  1,976,363,058                9.95%

> = 50% < 60%                                                    18,163                  1,551,296,029                7.81%

> = 60% < 65%                                                    10,755                   973,284,320                 4.90%

> = 65% < 70%                                                    12,404                  1,158,009,711                5.83%

> = 70% < 75%                                                    17,795                  1,608,898,570                8.10%

> = 75% < 80%                                                    18,711                  1,976,363,058                9.95%

> = 80% < 85%                                                    25,336                  2,482,868,164               12.50%

> = 85% < 90%                                                    36,645                  2,814,579,350               14.17%

> = 90% < 95%                                                    53,644                  3,901,082,458               19.64%

> = 95% < 100%                                                   16,434                  1,100,407,170                5.54%

> = 100%                                                          159                      7,945,178                  0.04%

Total                                                           246,272                  19,862,945,308              100.0%
------------------------------------- ----------------- ------------------------ --------------------------- ---------------------

Repayment Method

------------------------------------- ----------------- ------------------------ --------------------------- ---------------------
                                                                 Number                   Value (GBP)              % of Total

Endowment                                                        30,705                  2,244,512,820               11.30%

Interest Only                                                    27,611                  3,702,453,005               18.64%

Pension Policy                                                    676                      67,534,014                 0.34%
Personal Equity Plan                                             1,342                     97,328,432                 0.49%

Repayment                                                       185,938                  13,751,117,037              69.23%

Total                                                           246,272                  19,862,945,308              100.00%
------------------------------------- ----------------- ------------------------ --------------------------- ---------------------

Employment Status

------------------------------------- ----------------- ------------------------ --------------------------- ---------------------
                                                                 Number                   Value (GBP)              % of Total
Full Time                                                       217,376                  16,573,641,565              83.44%

Part Time                                                        3,047                    178,766,508                 0.90%

Retired                                                           508                      15,890,356                 0.08%

Self Employed                                                    22,954                  2,983,414,385               15.02%

Other                                                            2,387                    111,232,494                 0.56%

Total                                                           246,272                  19,862,945,308              100.00%
------------------------------------- ----------------- ------------------------ --------------------------- ---------------------

------------------------------------------------------------------------------- ---------------------------
NR Current Existing Borrowers' SVR   -                                                        6.29%

Effective Date of Change                                                                   1 May 2004
------------------------------------------------------------------------------- ---------------------------


Notes Granite Mortgages 04-1 plc


---------------------------- -------------------------- ----------------------- ----------------------- --------------------------

                                     Outstanding                Rating              Reference Rate                 Margin
                                                           Moodys/S&P/Fitch

Series 1

A1                                   $888,000,000            P-1/A-1+/F1+               1.05%                      -0.04%

A2                                  $1,185,000,000           Aaa/AAA/AAA                1.18%                      0.07%

B                                    $52,000,000              Aa3/AA/AA                 1.32%                      0.21%

M                                    $72,000,000                A2/A/A                  1.52%                      0.41%

C                                    $108,000,000            Baa2/BBB/BBB               2.01%                      0.90%

Series 2

A1                                  $1,185,000,000           Aaa/AAA/AAA                1.27%                      0.16%

A2                               (EURO)900,000,000          Aaa/AAA/AAA                2.20%                      0.16%

B                                 (EURO)91,000,000            Aa3/AA/AA                 2.38%                      0.34%

M                                 (EURO)45,000,000              A2/A/A                  2.61%                      0.57%

C                                 (EURO)60,000,000           Baa2/BBB/BBB               3.11%                      1.07%

Series 3

A                                  (GBP)600,000,000          Aaa/AAA/AAA                4.47%                      0.16%

B                                  (GBP)23,000,000            Aa3/AA/AA                 4.65%                      0.34%

M                                  (GBP)10,000,000              A2/A/A                  4.88%                      0.57%

C                                  (GBP)20,000,000           Baa2/BBB/BBB               5.38%                      1.07%
---------------------------- -------------------------- ----------------------- ----------------------- --------------------------

Credit Enhancement

---------------------------- -------------------------- ----------------------- ----------------------- --------------------------
                                                                                                           % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                                             (GBP)194,305,490                5.87%

Class C Notes ((GBP) Equivalent)                                                   (GBP)120,180,421                3.63%
---------------------------- -------------------------- ----------------------- ----------------------- --------------------------

---------------------------- -------------------------- ----------------------- ----------------------- --------------------------
                                                                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                             (GBP)194,305,490                1.04%

Class C Notes ((GBP) Equivalent)                                                   (GBP)120,180,421                0.64%
---------------------------- -------------------------- ----------------------- ----------------------- --------------------------

---------------------------- -------------------------- ----------------------- ----------------------- --------------------------
Granite Mortgages 04-1 Reserve Fund Requirement                                    (GBP)60,000,000                 0.32%

Balance Brought Forward                                                            (GBP)40,000,000                 0.21%

Drawings this Period                                                                    (GBP)0                     0.00%

Excess Spread this Period                                                           (GBP)2,225,927                 0.01%

Funding Reserve Fund Top-up this Period*                                                (GBP)0                     0.00%

Current Balance                                                                    (GBP)42,225,927                 0.23%
---------------------------- -------------------------- ----------------------- ----------------------- --------------------------

---------------------------- -------------------------- ----------------------- ----------------------- --------------------------
Funding Reserve Balance                                                            (GBP)53,700,000                 0.29%

Funding Reserve %                                                                        1.0%                        NA
---------------------------- -------------------------- ----------------------- ----------------------- --------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.